______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Gee-Ten Ventures Inc.

Commission File No. 0-29964

525 Seymour Street, Suite 212

Vancouver, British Columbia

Canada V6B 3H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: September 13, 2004

By: "Paul Shatzko"

Name: Paul Shatzko

Title:

President

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   May 14, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

Private Placement Completed

Further to a news release dated April 6, 2004, Gee-Ten Ventures Inc. ("Gee-Ten") announces the completion of its non-brokered private placement pursuant to which Gee-Ten raised $200,000 through the sale of 500,000 units.  The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on September 8, 2004.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   May 25, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

On April 21, 2004, the Company announced the appointment of Daniel Ryan as Vice-President of Corporate Development for the Company.  On May 21, 2004, the Company suspended his appointment until such time as Mr. Ryan fulfilled the requirements of the TSX Venture Exchange in filing a Personal Information Form to the satisfaction of the TSX Venture Exchange.  If it is not filed in a timely manner, Mr. Ryan will not be re-appointed.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   July 28, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

PRIVATE PLACEMENT ANNOUNCEMENT

Gee-Ten Ventures Inc. ("Gee-Ten") is pleased to announce a non-brokered private placement of 500,000 units of which 250,000 are flow-through units and the remaining 250,000 units are non flow-through units with each flow-through and non flow-through unit being placed at a price of $0.40 per unit.  The flow-through units will consist of one share and a one half non-transferable share purchase warrant exercisable at $0.45 for each warrant exercised to purchase an additional share.  The non flow-through units will consist of one share and one full warrant also exercisable at a price of $0.45 for each warrant exercised to purchase an additional share.  The warrants issued under the placement are non-transferable two year warrants.

The placement is subject to prior TSX Venture Exchange approval.

The flow-through portion of the financing will net the Company $100,000.  The flow-through proceeds will be spent on the recommended exploration program to be undertaken on the Company's Chezel property located 18 km northwest of La Sarre in Northwestern Quebec.  The non flow-through portion of the offering will be used by the Company to finance ongoing expenses being incurred by the Company in attempts to secure mineral exploration opportunities in Angola and for general working capital.

Bill Jarvis (P.Eng.), has made recommendation to the Board with respect to a number of suitable mineral exploration prospects identified in Angola.  The Board is attempting to have at least one of these opportunities materialize in ongoing negotiations.  As of the date of this announcement, no agreements have been entered in to with respect to any of the prospects identified.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   July 30, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

RESIGNATION OF DIRECTOR

Gee-Ten Ventures Inc. ("Gee-Ten") announces that on July 29th, 2004, Jesse Martinez tendered his resignation to the Board as a Director and Secretary of the Company.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   August 27, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

PRIVATE PLACEMENT ANNOUNCEMENT

Gee-Ten Ventures Inc. ("Gee-Ten") announces that due to market conditions, the private placement of flow-through and non flow-through shares announced on July 28th, 2004 has changed.  The offering has been increased to 570,000 units which is comprised of 234,000 flow-through and 336,000 non flow-through shares and the placement has been re-priced to $0.30 per unit.  This financing will net the Company a total of $170,000.

The Company further confirms that as announced on July 28th, 2004, the flow-through units will consist of one share and a one half non-transferable share purchase warrant exercisable at $0.45 for each warrant exercised to purchase an additional share.  The non flow-through units will consist of one share and one full warrant also exercisable at a price of $0.45 for each warrant exercised to purchase an additional share.  The warrants issued under the placement are non-transferable two year warrants.

GEE-TEN VENTURES INC.

"Paul Shatzko"

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.